Exhibit 99.2

VIQ Solutions Reports Second Quarter 2021 Financial Results and Third Quarter 2021 Outlook

PHOENIX, ARIZONA, August 16, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported unaudited financial results for the second quarter 2021 ended June 30, 2021 and provided an outlook for the third quarter 2021. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS").

“VIQ Solutions reached a significant milestone and began trading on the Nasdaq Stock Exchange on the Nasdaq Capital Market (“the Nasdaq”) last Thursday. This milestone cements our commitment to change the way evidentiary documentation is captured, transformed, analyzed, and distributed. While we were disappointed to terminate our IPO due to market conditions, we are very excited about our recent listing on the Nasdaq. We expect this move will lead to increased liquidity for our shareholders with the trading of our shares occurring on both the Nasdaq and the TSX markets,” said Sebastien Paré, VIQ Chief Executive Officer.

“Earlier this month, we provided a look into our operational results. At that time, we felt it was prudent to align expectations with lockdowns in Australia and the UK, which delayed some revenue. Despite the impact on our revenue, we decided to protect our workforce in preparation for work with existing accounts, as well as new contracts expected to begin when we emerge from these region-specific lockdowns. These shutdowns also temporarily impacted our gross margin as we incurred expenses without revenue. The level of subsidies to offset this impact was significantly reduced this year versus the prior year with approximately $2.5 million less in Covid-19 wage subsidies,” said Susan Sumner, VIQ President and Chief Operating Officer.

Second Quarter 2021 Financial Highlights:

•	Revenue of $8.2 million compares to $8.3 million in the same quarter of 2020 and in the first quarter 2021. The decrease of approximately 1% both year-over-year and sequentially was driven by delayed revenue resulting from COVID-19 impact as courts in Australia and in the UK were intermittently shutdown. The estimated Covid-19 related impact on revenue in the quarter exceeded $1 million, and was moved into backlog;

•	Gross profit of $4.0 million represented 49% of revenue compared to $5.0 million, or 61% of revenue, in the same quarter of 2020. The decrease in gross margin for the three months ended June 30, 2021 versus the prior year was primarily related to a few factors including: delayed revenue due to the Covid-19 shutdowns moving into backlog; preparation costs for new contracts, for which revenue are expected to commence during the second half of 2021; strategic operating commitments to maintain the Company’s editing capacity to meet expected demand; and phased out Covid-19 wage subsidies;

•	Adjusted EBITDA was negative $0.3 million versus the prior year Adjusted EBITDA of $1.8 million. In addition to the gross profit impacts previously mentioned, the decrease in Adjusted EBITDA was driven by approximately $0.6 million in significant one-time professional service fees associated with the completion of capital market milestones including our Nasdaq listing, filing the Company’s Base shelf prospectus dated June 10, 2021 and the F-10 registration statement in the U.S., and acquisition due diligence. For a reconciliation of net loss to Adjusted EBITDA, please see the table at the end of this press release;

•	Net loss was $10.5 million versus net loss of $1.0 million in 2020. Approximately $6.7 million of the current quarter’s loss is related non-cash stock-based compensation following the shareholder approval of new Omnibus plan, and approximately $0.2 million in restructuring related expenses.

Expenses Related to Corporate Actions Impacting 2021

Mr. Paré continued, “We completed a significant amount of due diligence on potential acquisitions over the past several months, and we believe that the stage is set for us to continue executing on our M&A roll-up strategy.”

VIQ plans to complete several corporate milestones related to the acceleration of its innovation and global expansion initiatives in 2021. The one-time expenses associated with these corporate milestones are and will be included in the Company’s financial results.

The Company invested significantly in a variety of corporate actions during the first half of 2021 aimed at executing key growth milestones. Investments include upfront expenses in cost of sale and employee retention related to staffing for backlog and expanded contract in Australia, banking, legal and advisory fees related to the Company’s Nasdaq listing, and due diligence for planned acquisitions. These one-time fees are estimated to be approximately $0.2 million in the first quarter and $0.6 million in the second quarter and additional amounts are expected in the second half of 2021. These expenses, while considered “one-time” in nature, will not be added back as part of the Company’s adjusted EBITDA calculation.

“We continue to focus on improving the quality of our revenue as we grow our SaaS strategy and AI innovation at a faster pace. FirstDraft, powered by aiAssist™, creates machine-based documentation with breakthrough accuracy and has proven to improve gross margin by approximately 80% when compared to traditional services. We are improving our productivity and scalability, which should drive significant margin expansion in the future,” said Alexie Edwards, Chief Financial Officer of VIQ.

First Half of 2021 Financial Highlights:

•	Revenue of $16.4 million increased 4% compared to $15.8 million in revenue in 2020;

•	Gross profit of $8.0 million represented 49% of revenue versus $8.3 million or 52% in 2020. Gross profit for the first six months of 2021 was negatively impacted by the effects of Covid-19 shutdowns including delayed revenue, and reduced Covid-19 subsidies of approximately $1.1 million, while the Company retained its workforce ahead of the delivery for existing customers and new contracts scheduled for the second half of 2021;

•	Adjusted EBITDA was nil ($0.0 million) compared to a positive $2.4 million in 2020. The Adjusted EBITDA was negatively impacted by lower gross margins and higher SG&A expenses related to corporate initiatives of $0.8 million (all described previously). For a reconciliation of Net loss to Adjusted EBITDA, please see the table at the end of this press release;

•	Net loss was $12.2 million versus a net loss of $7.7 million in 2020. Approximately $6.8 million of the current period’s loss relates to non-cash stock-based compensation following the shareholder approval of a new Omnibus plan, $0.8 million related to corporate initiatives, and approximately $0.4 million in restructuring related expenses.

“Our $12 million cash balance at quarter end, provides the liquidity to begin acquiring more accretive companies with a tremendous amount of rich domain specific content to help us improve our offerings and expand our client base globally while maintaining a substantial pipeline of potential acquisitions to consider,” Mr. Edwards continued.

Long-term Global Growth Strategy for VIQ as the Branded Industry Leader – Secure, Accurate, Fast

VIQ remains on track to grow organically this year and next year at double-digit rates despite the impacts of Covid-19, which continue to affect some of the Company’s industry verticals and regions, particularly in Australian courts.

VIQ’s scalable technology utilizes sophisticated technology and artificial intelligence (AI) designed to securely ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized documents for mission critical events that have lasting financial and social impact.

AI-powered workflow processed over 20 million minutes of recorded, multi-speaker, multi-channel audio and video in 2020 and transcribed 40 million pages of secure, industry specific evidence documentation creating actionable information for use by their more than 1,800 clients worldwide.

“We generated consistent growth in multi-speaker, highly regulated, evidentiary voice and video data in our core verticals across the globe,” said Susan Sumner. “The U.S. total addressable market in the industries we serve is estimated to be over $10 billion with an annual CAGR of 6.1%. This highlights the increased need for technology and innovative capabilities to manage the vast amount of data collected. Our proprietary workflow solution, powered by AI, will drive transformation in the marketplace while driving margin expansion.”

“We are regarded as the leader in our core verticals, providing advanced technology solutions solving compliance and workflow challenges for our global client base. With the addition of FirstDraft, powered by aiAssist™, we will expand the overall opportunity to digitize an entire library of client content versus only the critical files that are professionally edited for final consumption today. Product innovation remains central to our core strategy and initiatives to drive revenue and increase gross margin,” Ms. Sumner continued.

The Company expects to migrate clients to bundled SaaS hybrid pricing models during the fourth quarter of 2021 and during 2022. These pricing models are expected to drive stronger, long-term client relationships with predictable recurring revenue and higher margins.

Q3 Outlook:

VIQ reiterates from its July 30, 2021 news release that it anticipates revenue in the third quarter to be in the range of $8.2 to $8.5 million. Gross margins are expected to be in the range of 46.0% to 47.0%. Gross margin estimates do not include any potential positive impact related to wage subsidies.

The Company continues to execute its planned commitment to scale its technology editing infrastructure, M&A, and sales globally to meet new demands and opportunities for its products and services.

Conference Call Details

VIQ will host a conference call to discuss its second quarter 2021 results on Tuesday, August 17 at 11:00 AM Eastern Time. The call will consist of a brief update by Sebastien Paré, VIQ’s CEO, Alexie Edwards, VIQ’s CFO, and Susan Sumner, VIQ’s President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-833-378-1030 (North America toll-free) or +1-236-712-2544 (international) to be connected to the call by an operator using conference ID number 3387846. Participants should dial in at least 10 minutes prior to the start of the call.  A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management’s current expectations and plans relating to the future, which are considered reasonable by management. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the impact of the Nasdaq listing on shareholder liquidity, the Company continuing to execute its M&A roll-up strategy, the timing of revenue from the Company’s contract backlog, the Company’s plans to complete several of its corporate milestones related to the acceleration of its innovation, global expansion, and public market related initiatives in 2021, the estimated fees associated with the Company’s corporate actions during the first half of 2021, the Company improving the quality of its revenue as it grows its SaaS strategy and AI innovation, the Company improving its productivity and scalability and the anticipated effect of driving significant margin expansion in the future, the Company growing organically this year and next year at double-digit rates, the estimated size of the U.S. total addressable market in the industries the Company serves, the Company’s proprietary workflow solution, powered by AI, driving transformation in the marketplace while driving margin expansion, the Company expanding the overall opportunity to digitize its client’s entire library of content, the Company migrating its clients to bundled SaaS hybrid pricing models during the fourth quarter of 2021 and during 2022 and the anticipated effect of these pricing models, the Company executing on its planned commitment to scale its technology editing infrastructure and sales globally to meet new demands and to address new opportunities for its products and services, the Company’s expected one-time strategic initiative costs and the Company’s ability to begin acquiring bigger, more accretive companies with tremendous amount of rich domain specific content that help us improve our offerings and expand our client base globally while maintaining a substantial pipeline of potential acquisitions to consider.

In this news release, forward-looking information that constitutes “financial outlooks” within the meaning of applicable Canadian securities laws, consists of VIQ’s expectations regarding its future performance, as disclosed under the heading “Q3 Outlook”, including expectations with respect to revenue and gross margin. These estimates are preliminary and are inherently uncertain due to a number of factors, and remain subject to VIQ management and its audit committee reviews and the completion of regular financial closing and review procedures and audit procedures for the period ended September 30, 2021. Additional adjustments to the preliminary estimates presented above may be identified, and final results for the relevant fiscal periods may differ materially from these preliminary estimates and will not be finalized until after the Company completes its normal year-end accounting procedures, including execution of internal controls over financial reporting. These preliminary estimates are intended to provide information about management’s current expectations regarding certain aspects of VIQ’s financial performance. Reliance on the information presented herein may not be appropriate for other purposes.

These forward-looking statements or information are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things; the Company’s ability to execute its business plan as currently contemplated; the Company’s ability to migrate its customers to the bundled SaaS hybrid pricing models in accordance with projected timelines; the Company’s ability to maintain its existing customer contracts in good standing; the Company’s ability to identify and acquire suitable acquisition targets; the accuracy of the Company’s financial projections; the Company’s ability to continue to grow its customer base in accordance with current projections; and the Company’s ability to execute its productivity and scalability strategy. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements or information is based on current expectations, estimates and projections that involve several risks and uncertainties which could cause actual results to differ materially from those anticipated by VIQ, including but not limited to; the risk that the Company will be unable to successfully execute its business plan; the risk that Company will be unable to successfully migrate its customers to its bundled SaaS hybrid pricing models as anticipated or at all; the risk that certain of the Company’s customer contracts will be terminated; the risk that the Company’s projections are not accurate; the risk that the Company will be unable to identify or acquire suitable acquisition targets; the risk that the Company will be unable to integrate future acquisitions into its existing operations and the risks and uncertainties described under the heading “Risk Factors” in VIQ’s Annual Information Form for the year ended December 31, 2020, filed with the Canadian securities regulatory authorities under VIQ’s SEDAR profile at www.sedar.com.

These risks and uncertainties may cause actual results to differ materially from the forward-looking statements or information. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. The forward-looking statements contained in this release are made as of the date of this release and, except as required by applicable law, VIQ undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars) (Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash	$12,374,826	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts (note 5, 6)	5,733,043	4,475,751
Inventories	76,248	49,381
Prepaid expenses and deposits	621,021	254,230
	18,805,138	21,615,033
Non-current assets
Restricted cash	92,428	42,835
Property and equipment	199,536	215,835
Right of use assets	229,557	309,566
Intangible assets (note 7)	11,018,562	12,118,352
Goodwill (note 7)	6,963,118	6,976,096
Deferred tax assets	389,481	1,441,942
Total assets	$37,697,820	$42,719,659

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$4,737,942	$5,305,600
Income tax payable	190,284	201,592
Share appreciation rights plan obligations (note 9)	37,416	126,503
Share based payment liability (note 9)	177,316	–
Current portion of long-term debt (note 8)	1,260,251	1,486,136
Current portion of lease obligations (note 17)	50,479	113,218
Current portion of contract liabilities	1,007,300	1,252,957
	7,460,988	8,486,006
Non-current liabilities
Deferred tax liability	59,778	60,587
Long-term debt (note 8)	12,347,567	12,138,799
Long-term contingent consideration (note 4)	1,111,940	1,575,528
Long-term lease obligations (note 17)	217,021	240,981
Long-term contract liabilities	3,139	70,834
Other long-term liabilities	384,851	360,525
Total liabilities	21,585,284	22,933,260

Shareholders’ Equity
Capital stock (note 9)	58,630,831	50,234,551
Contributed surplus	4,800,219	4,970,945
Accumulated other comprehensive income (loss)	187,128	(78,906)
Deficit	(47,505,642)	(35,340,191)
Total liabilities and shareholders’ equity	$37,697,820	$42,719,659

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars) (Unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2021	2020	2021	2020
Revenue (note 14)	$8,191,812	$8,253,015	$16,446,034	$15,801,219

Cost of Sales	4,210,733	3,202,737	8,447,120	7,521,049
Gross Profit	3,981,079	5,050,278	7,998,914	8,280,170

Expenses (note 15)
Selling and administrative expenses	3,953,046	3,090,612	7,492,156	5,467,766
Research and development expenses	260,010	209,537	499,673	461,858
Stock based compensation (note 10)	6,687,792	483,253	6,773,787	530,978
Foreign exchange (gain) loss (note 18)	153,400	(54,651)	368,725	(306,900)
Depreciation	70,101	95,219	143,656	203,073
Amortization	1,118,014	1,083,910	2,292,822	2,074,607
	12,242,363	4,907,880	17,570,819	8,431,382

Income (loss) before undernoted items	(8,261,284)	142,398	(9,571,905)	(151,212)

Interest expense	(335,594)	(375,018)	(667,013)	(4,070,970)
Accretion and other financing costs (note 8)	(254,712)	(334,013)	(519,661)	(564,561)
Loss on revaluation of conversion feature liability (note 8)	–	(72,791)	–	(1,191,552)
Loss on repayment of long-term debt (note 8)	–	–	–	(1,290,147)
Loss on contingent consideration (note 4)	(109,269)	–	(13,275)	–
Restructuring costs	(238,037)	–	(360,253)	–
Other income (expense)	4,841	(99)	8,294	105
	(9,194,055)	(639,523)	(11,123,813)	(7,268,337)

Current income tax expense	(43,348)	(390,831)	(1,358)	(444,275)
Deferred income tax expense	(1,261,259)	–	(1,040,280)	–
Income tax expense	(1,304,607)	(390,831)	(1,041,638)	(444,275)
Net loss for the period	$(10,498,662)	$(1,030,354)	$(12,165,451)	$(7,712,612)
Exchange gain (loss) on translating foreign operations	101,642	(166,265)	266,034	(150,326)
Comprehensive loss for the period	$(10,397,020)	$(1,196,619)	$(11,899,417)	$(7,862,938)

Net loss per share (note 11)
Basic	(0.42)	(0.06)	(0.49)	(0.46)
Diluted	(0.42)	(0.06)	(0.49)	(0.46)
Weighted average number of common shares outstanding - basic (note 11)	25,029,019	18,364,354	24,749,637	16,728,647
Weighted average number of common shares outstanding - diluted (note 11)	25,029,019	18,364,354	24,749,637	16,728,647

Reconciliation of Non-IFRS Measures

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the periods ended June 30, 2021 and 2020:

Unaudited

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Net Loss	(10,498,662)	(1,030,354)	(12,165,451)	(7,712,612)

Add:
Depreciation	70,101	95,219	143,656	203,073
Amortization	1,118,014	1,083,910	2,292,822	2,074,607
Interest expense	335,594	375,018	667,013	4,070,970
Current income tax expense	43,348	390,831	1,358	444,275
Deferred income tax expense	1,261,259	-	1,040,280	-
EBITDA	(7,670,346)	914,624	(8,020,322)	(919,687)
Accretion and other financing expense	254,712	334,013	519,661	564,561
Loss on revaluation of conversion feature liability	-	72,791	-	1,191,552
Loss on repayment of long-term debt	-	-	-	1,290,147
Restructuring Costs	238,037	-	360,253	-
Other expense (income)	(4,841)	99	(8,294)	(105)
Stock-based compensation	6,687,792	483,253	6,773,787	530,978
Foreign exchange (gain) loss	153,400	(54,651)	368,725	(306,900)
Adjusted EBITDA	(341,246)	1,750,129	(6,190)	2,350,546

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. This MD&A also includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITDA. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

Adjusted EBITDA is not a measure recognized by IFRS and do not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.